Exhibit 4.1

(English Summary)

LEASE

Parties:

SCIENCE PARK ADMINISTRATION (the “Lessor”)

UNITED MICROELECTRONICS CORPORATION (the “Lessee”)

Leased Premises:

The government-owned land containing 27,898 square meters, located on Science Park at lot no. 20-22, Ko-Kuan Section, Hsinchu.

Lease Term:

Commencing on March 1, 2007 and expiring on December 31, 2026.

Rental:

The rental shall be forty-seven New Taiwan Dollars and six cents (NT$47.06) per square meter per month.

The total amount of monthly rent shall be one million three hundred twelve thousand and eight hundred eighty New Taiwan Dollars (NT$1,312,880).

Lessee shall pay the rental amount of NT$1,312,880 each month. The first month’s rent shall be paid to Lessor on the commencement date of this Lease. Lessee shall pay the rent to Lessor each month thereafter in accordance with the procedures set forth by Lessor in this Lease and shall separately calculate and pay business tax.

During the term of the Lease, should the government adjust the land price in accordance with relevant regulations, Lessee agrees to a proportionate adjustment of the rent by the Lessor, the adjustment of which is to be made effective in the month following the adjustment by the government.

Termination by Lessor:

Lessor may terminate the Lease at any time if any of following shall happen:

a. Lessee is disqualified from operating in or ordered by the Lessor to withdraw from the Science Park;

b. Lessee violates any term or provision of this Lease pertaining to the use of the land;

c. Lessee has defaulted in the payment of the monthly rent for two or more years;

d. Lessee fails to apply for a construction license within three months from execution of this Lease; after the Lessor has set a time limit for such application and the Lessee fails to apply for such license within such time limit; or the application is inadequate and the Lessee has been ordered to supplement the application and fails to do so within such time limit; or

e. Lessee violates any term or provision of this Lease pertaining to construction measures.

Miscellaneous:

Upon expiration, Lessee shall sell its buildings, equipment and permanent fixtures on the leased property or shall dismantle such buildings, equipment and permanent fixtures and abandon all facilities inside of such premises, and return the land to Lessor.

This Lease shall be effective from the commencement date, which shall be the earlier of the execution date of the Lease, or the starting date of the Lease.

Should any suit arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of the Republic of China and the Taiwan Hsinchu District Court shall be the competent court of jurisdiction in the first instance.

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